EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2012	2011

Net Income	$9.0	$8.7
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$9.0	$8.7

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	10,917	10,860

Dilutive Effect of Stock Options and Restricted Stock (000’s)	4	1

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	10,921	10,861

Earnings Per Share – Basic	$0.83	$0.81

Earnings Per Share – Diluted	$0.83	$0.81